                                                   ----------------------------
                                                          OMB APPROVAL
                                                   ----------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 1997
                                                   Estimated average burden
                                                   hours per response.... 14.90
                                                   ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2*
                                 FINAL AMENDMENT

                           PHP Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69334410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Bosko Djordjevic, (310) 271-1598
        505 S. Beverly Drive, Suite 215, Beverly Hills, California 90212
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 29, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amendment No. 1 to Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91) Page 1 of 6

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP NO. 69334410                                             PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bosko Djordjevic
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            NA
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
       SHARES                      None
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY              8      SHARED VOTING POWER
        EACH                       None
      REPORTING       ----------------------------------------------------------
     PERSON WITH            9      SOLE DISPOSITIVE POWER
                                   None
                      ----------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   None
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) Page 2 of 6

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP NO. 69334410                                             PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Elizabeth Keck-Djordjevic, as trustee of a living trust established for the benefit of Elizabeth A. Keck
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            NA
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
       SHARES                      None
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY              8      SHARED VOTING POWER
        EACH                       None
      REPORTING       ----------------------------------------------------------
     PERSON WITH            9      SOLE DISPOSITIVE POWER
                                   None
                      ----------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   None
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (12-91) Page 3 of 6

        This Amendment No. 2 to Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of PHP Healthcare Corporation (the "Company"), with its principal executive offices located at 11440 Commerce Park Drive, Reston, Virginia 22091.

ITEM 1. SECURITY AND ISSUER

        No Amendment


ITEM 2. IDENTITY AND BACKGROUND

        No Amendment


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not Applicable


ITEM 4. PURPOSE OF TRANSACTION

        No Amendment

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (d)     Not Applicable

        (e) The Reporting Persons ceased to be beneficial owners of any of the Company's stock on July 29, 1998; during the period of July 27, 1998 to July 29, 1998 the remainder of their approximately 750,000 Shares were sold.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No Amendment


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        No Amendment



SEC 1746 (12-91) Page 4 of 6

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1998




                                      /s/  BOSKO DJORDJEVIC
                                      -----------------------------------------
                                      Bosko Djordjevic


SEC 1746 (12-91) Page 5 of 6

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1998



                                    /s/  ELIZABETH KECK-DJORDJEVIC
                                    -------------------------------------------
                                    Elizabeth Keck-Djordjevic, as trustee of a
                                    living trust established for the benefit of
                                    Elizabeth A. Keck





SEC 1746 (12-91) Page 6 of 6